303 ALTERNATIVES, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

December 31, 2025
<u>**AVAILABLE FOR PUBLIC INSPECTION**</u>

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69225

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING **01/01/25** (MM/DD/YY) AND ENDING **12/31/25** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM:

303 ALTERNATIVES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
[X] **Broker-dealer** ☐ **Security-based swap dealer.** ☐ **Major security-based swap participant**
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West Superior Street, Suite 101
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REAGARD TO THIS FILING

James Urbanowski	**(312) 605-8011**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this Filing*

MH Audit & Tax LLC, Certified Public Accountant
(Name – if individual, state last, first, middle name)

111 West Jackson Boulevard, Suite 1700	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

9/23/2025	7341
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Urbanowski**, swear (or affirm), that, to the best of my knowledge and belief, the financial report pertaining to the firm of **303 Alternatives, LLC,** as of **December 31, 2025,** is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

James Urbanowski
Signature

Rocio Cepeda
Notary Public

Chief Financial Officer
Title

Official Seal
ROCIO CEPEDA
Notary Public, State of Illinois
Commission No. 971845
My Commission Expires May 18, 2027

This filing contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



MH AUDIT & TAX LLC

111 W. Jackson Blvd.
Chicago, IL 60604

Tel: 312-278-3248
Fax: 312-855-2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of 303 Alternatives, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 303 Alternatives, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of 303 Alternatives, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 303 Alternatives, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 303 Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of 303 Alternatives, LLC's financial statements. The supplemental information is the responsibility of 303 Alternatives LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

MH Audit & Tax LLC

We have served as 303 Alternatives, LLC's auditor since 2025.
Chicago, Illinois
February 23, 2026

303 ALTERNATIVES, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	410,321
Fees receivable		10,389
Other asset		142
	$	420,852

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	22,685
		22,685
Member's equity		398,167
	$	420,852

See accompanying notes.

---

1. **Organization and Business**

   303 Alternatives, LLC (the "Company"), a Delaware limited liability company, was formed on October 23, 2012 and commenced operations as a broker-dealer on May 9, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The Company is wholly owned by Hamilton Lane Partners, LLC.

2. **Summary of Significant Accounting Policies**

   Financial Instruments Valuation
   In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

   In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

   Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

   Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

   Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

   The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

   At December 31, 2025, the Company held no Level 1, Level 2 or Level 3 investments.

_____

2. Summary of Significant Accounting Policies, continued

Revenue Recognition
The Company adopted ASU 201-09, Revenue from contracts with Customers (Topic 606), effective as of January 1, 2018.

The Company referral fees are negotiated with the manager of the fund of the managed account and are derived from management fees. These referral fees are based on the on contractual rates and are recognized as revenue over time as they relate specifically to the services provided in that period. Management fees are calculated monthly and billed quarterly. These referral fees and expenses are recorded on the accrual basis.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments-Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendment was effective for fiscal years beginning after December 15, 2019. The adoption of this standard did not have a material impact on the Company's financial statement.

Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements, as the taxable income or loss of the Company is included in the respective tax return of the sole member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2022. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025.

_____

3. **Concentration of Credit Risk**

    The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

4. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

    At December 31, 2025, the Company had net capital and net capital requirements of $387,636 and $100,000, respectively.

5. **Subsequent Events**

    The Company's management has evaluated events and transactions through February 23, 2026, the date the financial statement is available to be issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2025

Computation of net capital

Total member's equity			$ 398,167
Deductions and /or charges:			
Nonallowable assets:			
Fees receivable	$	(10,389)	
Other asset		(142)	(10,531)
Net capital before haircuts on securities positions			387,636
Haircuts on securities:			
Other	$	—	—
Net capital			$ 387,636

Computation of basic capital requirement

Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 287,636

Computation of aggregate indebtedness

Aggregate indebtedness	$	22,685
Ratio of aggregate indebtedness to net capital	%	5.85

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2025.

See accompanying notes.

303 ALTERNATIVES, LLC SCHEDULE 2

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2025

The Company did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.

303 ALTERNATIVES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2025

The Company did not handle any customer cash or securities during the year ended December 31, 2025 and does not have any customer accounts.



MH AUDIT & TAX LLC

111 W. Jackson Blvd.
Chicago, IL 60604

Tel: 312-278-3248
Fax: 312-855-2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
303 Alternatives, LLC

We have reviewed management's statements, included in the accompanying 303 Alternatives, LLC's Exemption Report in which (1) 303 Alternatives, LLC (the "Company") claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3: (k)(2)(i) throughout the most recent fiscal year ended December 31, 2025 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MH Audit & Tax LLC

Chicago, Illinois
February 23, 2026

303 ALTERNATIVES, LLC

The Exemption Report

December 31, 2025

---

303 Alternatives, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ending December 31, 2025, without exception.

I, James Urbanowski, affirm that to the best of my knowledge and belief, this Exemption Report is correct and true.

James Urbanowski

James Urbanowski
Chief Financial Officer

February 23, 2026